UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CLAIRE’S STORES, INC.

(Exact name of the registrant as specified in its charter)

Florida

(State or other jurisdiction of incorporation)

Commission File Nos. 1-8899, 333-148108 and 333-175171	59-0940416 (IRS Employer Identification Number)

2400 West Central Road, Hoffman Estates, Illinois 60192

(Address of principal executive offices)

Stephen Sernett, SVP, General Counsel, and Secretary (847)765-1100

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

ITEM 1.01	– Conflicts Minerals Disclosure and Report

Claire’s Stores, Inc. (Claire’s) has reviewed its entire product line and determined that tin, tantalum, tungsten and gold, which are included under the definition of “Conflict Minerals”, are necessary to the functionality or production of some of its products, primarily jewelry and technology accessories. In 2016, Claire’s contracted for the manufacture of products containing the above Conflict Minerals but did not directly manufacture products containing the Conflict Minerals.

Claire’s implemented a Conflict Minerals Policy by taking the following steps in fiscal year 2013:

1.	A Conflict Minerals requirement was added to our Vendor Policy, which delineates the contractual requirements of doing business with Claire’s. Specifically, vendors are required to undertake reasonable due diligence within their supply chains to ensure that Conflict Minerals are being sourced from mines and smelters that do not contribute to the funding of armed groups within the Conflict Region.

2.	A separate communication was sent to all of Claire’s vendors stating our support of ending the human rights abuses associated with the mining of Conflict Minerals from the Conflict Region.

Conflict Minerals Disclosure:

Claire’s conducted a good faith country of origin inquiry of its vendors regarding the origin of Conflict Minerals used in the production of its products. The inquiry was conducted by means of a survey that was sent to our vendors. The survey was based on the EICC-GeSI template in order to determine whether those Conflict Minerals present in our products originated in the Democratic Republic of the Congo or an adjoining country or arose from recycled or scrap sources. Claire’s reviewed the responses received from vendors, and contacted the vendors whose survey was incomplete to gather additional information. The survey results revealed that Claire’s Conflict Minerals either arose from scrap or recycled sources or originated from countries other than the Democratic Republic of the Congo or adjoining countries (the “Conflict Region”). Based on all of the responses received, we have no reason to believe that the Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

The information discussed above is also available at: www.clairestores.com. The website and the information accessible through it are not incorporated into this specialized disclosure report.

ITEM 1.02	– Exhibit

Not required

Item 2.01 Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLAIRE’S STORES, INC.

May 30, 2017	By:	/s/Scott Huckins
Scott Huckins, Executive Vice President and Chief Financial Officer

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